July 22, 2008

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
Attn: Megan Akst
One Station Place
Washington, D.C. 20549

Re:           Company Name: CoConnect, Inc. (the “Company”)

Dear Ms. Akst:

Please accept the below narrative which has been prepared by the Company in response to your communication dated July 21, 2008 regarding the review of the Company’s Form 10-KSB filed with the Securities and Exchange Commission on April 8, 2008 and the Company’s Form 10-QSB filed with the Securities and Exchange Commission on May 5, 2008. The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment number one:  It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Response: The Company has performed its assessment of internal control over financial reporting and has amended its Form 10-KSB for the period ending December 31, 2007 to disclose such findings therein.

Comment number two: We note your statement that your CEO and CFO “have concluded the controls and procedures were deficient.” Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Response: Section 8A has been amended to discuss and disclose our officer’s conclusions regarding the effectiveness of our disclosure controls and procedures.

Comment number three: Although we are not asking you to correct the filing of your Form 10-QSB for the first quarter of the fiscal year 2008 just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report of Form 10-Q.

Response: Management has reviewed the filing requirements of the Form 10-Q as compared with the Company’s previously filed form 10-QSB. A review of such differences in filings has shown no material differences in the content of the filings and management has concluded there is no need to re-file. The Company has already begun to draft their next quarterly report on Form 10-Q.

I hope that the information provided and attached hereto adequately responds to your request.  Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at 760-804-8844. My extension is 205

Very truly yours,

CoConnect, Inc.

/s/ Mark L. Baum
_________________________________
By: Mark L. Baum
Its: Chief Executive Officer